Morgan Stanley Finance LLC Structured Investments	Free Writing Prospectus to Preliminary Terms No. 2,106 Registration Statement Nos. 333-221595; 333-221595-01 Dated June 3, 2019 Filed pursuant to Rule 433

Contingent Income Auto-Callable Securities due December 31, 2020, with 6-month Initial Non-Call Period

All Payments on the Securities Based on the Worst Performing of the Russell 2000® Index, the Dow Jones Industrial AverageSM and the NASDAQ-100 Index®

This document provides a summary of the terms of the securities offered by Morgan Stanley Finance LLC. Investors should review carefully the accompanying preliminary terms, product supplement, index supplement and prospectus prior to making an investment decision.

SUMMARY TERMS
Issuer:	Morgan Stanley Finance LLC (“MSFL”)
Guarantor:	Morgan Stanley
Underlying indices:	Russell 2000® Index (the “RTY Index”), the Dow Jones Industrial AverageSM (the “INDU Index”) and the NASDAQ-100 Index® (the “NDX Index”). For more information about the underlying indices, see the accompanying preliminary terms.
Stated principal amount:	$1,000 per security
Pricing date:	June 28, 2019
Original issue date:	July 3, 2019 (3 business days after the pricing date)
Maturity date:	December 31, 2020
Early redemption:

The securities are not subject to automatic early redemption until six months after the original issue date. Following this initial 6-month non-call period, if, on any of the four redemption determination dates, beginning on December 30, 2019, the index closing value of each underlying index is greater than or equal to its respective initial index value, the securities will be automatically redeemed for an early redemption payment on the related early redemption date. No further payments will be made on the securities once they have been redeemed.

The securities will not be redeemed early on any early redemption date if the index closing value of any underlying index is below the respective initial index value for such underlying index on the related redemption determination date.

Early redemption payment:	The early redemption payment will be an amount equal to (i) the stated principal amount for each security you hold plus (ii) the contingent monthly coupon with respect to the related observation date.
Contingent monthly coupon:

A contingent coupon at an annual rate of 10.00% to 12.00% (corresponding to approximately $8.333 to $10.000 per month per security, to be determined on the pricing date) will be paid on the securities on each coupon payment date but only if the closing value of each underlying index is at or above its respective coupon barrier level on the related observation date.

If, on any observation date, the closing value of any underlying index is less than the respective coupon barrier level for such underlying index, we will pay no coupon for the applicable monthly period.

Trigger event:	A trigger event occurs if, on any index business day from but excluding the pricing date to and including the final observation date, the closing level of any underlying index is less than its respective downside threshold level. If a trigger event occurs on any index business day during the term of the securities, you will be exposed to the downside performance of the worst performing underlying index at maturity.
Payment at maturity:

At maturity, investors will receive, in addition to the final contingent monthly coupon payment, if payable, a payment at maturity determined as follows:

If a trigger event HAS NOT occurred on any index business day from but excluding the pricing date to and including the final observation date: the stated principal amount

If a trigger event HAS occurred on any index business day from but excluding the pricing date to and including the final observation date: (i) the stated principal amount multiplied by (ii) the index performance factor of the worst performing underlying index, subject to a maximum payment at maturity of the stated principal amount.

Agent:	Morgan Stanley & Co. LLC, an affiliate of MSFL and a wholly owned subsidiary of Morgan Stanley. See “Supplemental information regarding plan of distribution; conflicts of interest” in the accompanying preliminary terms. The agent commissions will be as set forth in the final pricing supplement.
Estimated value on the pricing date:	Approximately $980.30 per security, or within $15.00 of that estimate. See “Investment Summary” in the accompanying preliminary terms.
Terms continued on the following page

Overview

The securities offered are unsecured obligations of MSFL and are fully and unconditionally guaranteed by Morgan Stanley. The securities have the terms described in the accompanying preliminary terms, product supplement, index supplement and prospectus. The securities do not guarantee the repayment of principal and do not provide for the regular payment of interest. Instead, the securities will pay a contingent monthly coupon but only if the index closing value of each of the Russell 2000® Index, the Dow Jones Industrial AverageSM and the NASDAQ-100 Index® is at or above its coupon barrier level of 70% of its respective initial index value on the related observation date. If, however, the index closing value of any underlying index is less than its coupon barrier level on any observation date, we will pay no interest for the related monthly period. In addition, the securities will be automatically redeemed if the index closing value of each underlying index is greater than or equal to its respective initial index value on any of the four quarterly redemption determination dates (beginning approximately six months after the original issue date) for the early redemption payment equal to the sum of the stated principal amount plus the related contingent monthly coupon. At maturity, if the securities have not previously been redeemed and the index closing value of each underlying index has remained greater than or equal to 70% of the respective initial index value, which we refer to as the downside threshold level, on each index business day during the term of the securities, the payment at maturity will be the stated principal amount and the related contingent monthly coupon. If, however, the index closing value of any underlying index is less than its respective downside threshold level on any index business day during the term of the securities, a trigger event will have occurred and investors will be fully exposed to the decline in the worst performing underlying index on a 1-to-1 basis and, if the final index value of any underlying index is less than its initial index value, investors will receive a payment at maturity that is less than the stated principal amount of the securities and could be zero. Accordingly, investors in the securities must be willing to accept the risk of losing their entire initial investment and also the risk of not receiving any contingent monthly coupons throughout the 1.5-year term of the securities. Because all payments on the securities are based on the worst performing of the underlying indices, a decline beyond the respective coupon barrier level or respective downside threshold level, as applicable, of any underlying index will result in few or no contingent coupon payments and a potentially significant loss of your investment, even if one or both of the other underlying indices have appreciated or have not declined as much. The securities are for investors who are willing to risk their principal and seek an opportunity to earn interest at a potentially above-market rate in exchange for the risk of receiving no monthly coupons over the entire 1.5-year term. Investors will not participate in any appreciation of any underlying index. The securities are notes issued as part of MSFL’s Series A Global Medium-Term Notes program.

All payments are subject to our credit risk. If we default on our obligations, you could lose some or all of your investment. These securities are not secured obligations and you will not have any security interest in, or otherwise have any access to, any underlying reference asset or assets.

Investing in the securities involves risks. See “Selected Risks” on the following page and “Risk Factors” in the accompanying preliminary terms.

You should read this document together with the accompanying preliminary terms, product supplement, index supplement and prospectus describing the offering before you decide to invest. You may access the preliminary terms through the below link:

https://www.sec.gov/Archives/edgar/data/895421/000095010319007498/dp107974_fwp-ps2106.htm

Terms continued from previous page:

Redemption determination dates:	Beginning after six months, quarterly, on December 30, 2019, March 30, 2020, June 29, 2020 and September 28, 2020, subject to postponement for non-index business days and certain market disruption events.
Early redemption dates:	Beginning after six months, quarterly, on January 3, 2020, April 2, 2020, July 2, 2020 and October 1, 2020. If any such day is not a business day, that early redemption payment will be made on the next succeeding business day and no adjustment will be made to any early redemption payment made on that succeeding business day.
Coupon barrier level:	With respect to the RTY Index: 70% of its initial index value With respect to the INDU Index: 70% of its initial index value With respect to the NDX Index: 70% of its initial index value
Downside threshold level:	With respect to the RTY Index: 70% of its initial index value With respect to the INDU Index: 70% of its initial index value With respect to the NDX Index: 70% of its initial index value
Initial index value:

With respect to the RTY Index: its index closing value on the pricing date

With respect to the INDU Index: its index closing value on the pricing date

With respect to the NDX Index: its index closing value on the pricing date

Final index value:	With respect to each index, the respective index closing value on the final observation date
Worst performing underlying:	The underlying index with the largest percentage decrease from the respective initial index value to the respective final index value
Index performance factor:	Final index value divided by the initial index value
Coupon payment dates:	Monthly, as set forth under “Observation Dates and Coupon Payment Dates” in the accompanying preliminary terms; provided that if any such day is not a business day, that contingent monthly coupon, if any, will be paid on the next succeeding business day and no adjustment will be made to any coupon payment made on that succeeding business day; provided further that the contingent monthly coupon, if any, with respect to the final observation date will be paid on the maturity date
Observation dates:	Monthly, as set forth under “Observation Dates and Coupon Payment Dates” in the accompanying preliminary terms, subject to postponement for non-index business days and certain market disruption events. We also refer to December 28, 2020 as the final observation date.
CUSIP / ISIN:	61769HFY6 / US61769HFY62
Listing:	The securities will not be listed on any securities exchange.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-584-6837.

Risk Considerations

The risks set forth below are discussed in more detail in the “Risk Factors” section in the accompanying preliminary terms. Please review those risk factors carefully prior to making an investment decision.

•	The securities do not guarantee the return of any principal.
•	The securities do not provide for the regular payment of interest.
•	You are exposed to the price risk of all three underlying indices, with respect to both the contingent monthly coupons, if any, and the payment at maturity, if any.
•	Because the securities are linked to the performance of the worst performing underlying index, you are exposed to greater risks of receiving no contingent monthly coupons and sustaining a significant loss on your investment than if the securities were linked to just one index.
•	The contingent monthly coupon, if any, is based on the value of each underlying index on only the related quarterly observation date at the end of the related interest period.
•	Investors will not participate in any appreciation in any underlying index.
•	The market price will be influenced by many unpredictable factors.
•	The securities are subject to our credit risk, and any actual or anticipated changes to our credit ratings or credit spreads may adversely affect the market value of the securities.
•	As a finance subsidiary, MSFL has no independent operations and will have no independent assets.
•	The securities are linked to the Russell 2000® Index and are subject to risks associated with small-capitalization companies.
•	Not equivalent to investing in the underlying indices.
•	Reinvestment risk.
•	The securities will not be listed on any securities exchange and secondary trading may be limited. Accordingly, you should be willing to hold your securities for the entire 1.5-year term of the securities.
•	The rate we are willing to pay for securities of this type, maturity and issuance size is likely to be lower than the rate implied by our secondary market credit spreads and advantageous to us. Both the lower rate and the inclusion of costs associated with issuing, selling, structuring and hedging the securities in the original issue price reduce the economic terms of the securities, cause the estimated value of the securities to be less than the original issue price and will adversely affect secondary market prices.
•	The estimated value of the securities is determined by reference to our pricing and valuation models, which may differ from those of other dealers and is not a maximum or minimum secondary market price.
•	Hedging and trading activity by our affiliates could potentially affect the value of the securities.
•	The calculation agent, which is a subsidiary of Morgan Stanley and an affiliate of MSFL, will make determinations with respect to the securities.
•	Adjustments to the underlying indices could adversely affect the value of the securities.
•	The U.S. federal income tax consequences of an investment in the securities are uncertain.

Tax Considerations

You should review carefully the discussion in the accompanying preliminary terms under the caption “Additional Information About the Securities– Tax considerations” concerning the U.S. federal income tax consequences of an investment in the securities. However, you should consult your tax adviser regarding all aspects of the U.S. federal income tax consequences of an investment in the securities, as well as any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

Hypothetical Examples

The following hypothetical examples illustrate how to determine whether a contingent monthly coupon is paid with respect to an observation date and how to calculate the payment at maturity if the securities have not been automatically redeemed early. The following examples are for illustrative purposes only. Whether you receive a contingent monthly coupon will be determined by reference to the index closing value of each underlying index on each monthly observation date, and the amount you will receive at maturity, if any, will be determined by reference to the index closing value of each underlying index throughout the term of the securities. The actual initial index value, coupon barrier level and downside threshold level for each underlying index will be determined on the pricing date. All payments on the securities, if any, are subject to our credit risk. The numbers in the hypothetical examples below may have been rounded for the ease of analysis. The below examples are based on the following terms:

Hypothetical Contingent Monthly Coupon:

11.00% per annum (corresponding to approximately $9.167 per month per security, the midpoint of the range set forth on the cover of this document)*

With respect to each coupon payment date, a contingent monthly coupon is paid but only if the index closing value of each underlying is at or above its respective coupon barrier level on the related observation date.

Automatic Early Redemption:	If the index closing value of each underlying index is greater than or equal to its initial index value on any of the four quarterly redemption determination dates (beginning approximately six months after the original issue date), the securities will be automatically redeemed for an early redemption payment equal to the stated principal amount plus the contingent monthly coupon with respect to the related observation date.
Trigger event:	A trigger event occurs if, on any index business day from but excluding the pricing date to and including the final observation date, the closing level of any underlying index is less than its respective downside threshold level. If a trigger event occurs on any index business day during the term of the securities, investors will be exposed to the downside performance of the worst performing underlying index at maturity.
Payment at Maturity (if the securities have not been automatically redeemed early):

At maturity, investors will receive, in addition to the final contingent monthly coupon payment, if payable, a payment at maturity determined as follows:

If a trigger event HAS NOT occurred on any index business day from but excluding the pricing date to and including the final observation date: the stated principal amount

If a trigger event HAS occurred on any index business day from but excluding the pricing date to and including the final observation date: (i) the stated principal amount multiplied by (ii) the index performance factor of the worst performing underlying index, subject to a maximum payment at maturity of the stated principal amount.

If a trigger event occurs and the final index value of any underlying index is less than its initial index value, the payment at maturity will be less than the stated principal amount of the securities and could be zero.

Under no circumstances will investors participate in any appreciation of any underlying index.

Stated Principal Amount:	$1,000
Hypothetical Initial Index Value:	With respect to the RTY Index: 1,700 With respect to the INDU Index: 24,800 With respect to the NDX Index: 7,200
Hypothetical Coupon Barrier Level:

With respect to the RTY Index: 1,190, which is 70% of the hypothetical initial index value for such index

With respect to the INDU Index: 17,360, which is 70% of the hypothetical initial index value for such index

With respect to the NDX Index: 5,040, which is 70% of the hypothetical initial index value for such index

Hypothetical Downside Threshold Level:

With respect to the RTY Index: 1,190, which is 70% of the hypothetical initial index value for such index

With respect to the INDU Index: 17,360, which is 70% of the hypothetical initial index value for such index

With respect to the NDX Index: 5,040, which is 70% of the hypothetical initial index value for such index

* The actual contingent monthly coupon will be an amount determined by the calculation agent based on the actual contingent monthly coupon rate and the number of days in the applicable payment period, calculated on a 30/360 basis. The hypothetical contingent monthly coupon of $9.167 is used in these examples for ease of analysis.

How to determine whether a contingent monthly coupon is payable with respect to an observation date:

		Closing Level		Contingent Monthly Coupon
	RTY Index	INDU Index	NDX Index
Hypothetical Observation Date 1	1,500 (at or above coupon barrier level)	17,450 (at or above coupon barrier level)	6,300 (at or above coupon barrier level)	$9.167
Hypothetical Observation Date 2	1,000 (below coupon barrier level)	21,080 (at or above coupon barrier level)	5,850 (at or above coupon barrier level)	$0
Hypothetical Observation Date 3	1,500 (at or above coupon barrier level)	20,584 (at or above coupon barrier level)	4,500 (below coupon barrier level)	$0
Hypothetical Observation Date 4	900 (below coupon barrier level)	11,400 (below coupon barrier level)	4,275 (below coupon barrier level)	$0

On hypothetical observation date 1, the RTY Index, the INDU Index and the NDX Index all close at or above their respective coupon barrier levels. Therefore a contingent monthly coupon of $9.167 is paid on the relevant coupon payment date.

On each of the hypothetical observation dates 2 and 3, two underlying indices close at or above their respective coupon barrier levels, but the other underlying index closes below its coupon barrier level. Therefore, no contingent monthly coupon is paid on the relevant coupon payment date.

On hypothetical observation date 4, each underlying index closes below its respective coupon barrier level, and, accordingly, no contingent monthly coupon is paid on the relevant coupon payment date.

You will not receive a contingent monthly coupon on any coupon payment date if the closing level of any underlying index is below its respective coupon barrier level on the related observation date.

How to calculate the payment at maturity (if the securities have not been automatically redeemed early):

Example 1: A trigger event HAS NOT occurred.

Final Index Value		RTY Index: 2,000 INDU Index: 27,000
		NDX Index: 8,000
Payment at Maturity	=	$1,000.00 + $9.167 (contingent monthly coupon for the final monthly period)
	=	$1,009.167

In example 1, the index closing values of the RTY Index, the INDU Index and the NDX Index are all at or above their respective downside threshold levels on each index business day during the term of the securities. Therefore, a trigger event has not occurred and investors receive at maturity the stated principal amount of the securities and the contingent monthly coupon with respect to the final observation date. However, investors do not participate in any appreciation of any underlying index.

Example 2: A trigger event HAS occurred.

Final Index Value		RTY Index: 2,500 INDU Index: 22,100
NDX Index: 5,760
Payment at Maturity	=	$9.167 (contingent monthly coupon for the final monthly period) + [$1,000 x index performance factor of the worst performing underlying index, subject to a maximum of the stated principal amount]
	=	$9.167 + [$1,000 x (5,760 / 7,200)]
	=	$809.167

In example 2, the index closing values of two underlying indices are at or above their respective downside threshold levels on each index business day during the term of the securities, but the index closing value of the other underlying index is below its downside threshold level on one or more index business days during the term of the securities. The final index values of the RTY Index, the INDU Index and the NDX Index are at or above the respective coupon barrier levels on the final observation date. However, because a trigger event has occurred, investors are exposed to the downside performance of the worst performing underlying index at maturity, even though two of the underlying indices have appreciated. Because the final index value of each underlying index is greater than its respective coupon barrier level, investors receive the contingent monthly coupon with respect to the final observation date. The payment at maturity is an amount equal to the contingent monthly coupon with respect to the final observation date plus (i) the stated principal amount times (ii) the index performance factor of the worst performing underlying index.

Example 3: A trigger event HAS occurred.

Final Index Value		RTY Index: 850 INDU Index: 20,000
NDX Index: 4,680
Payment at Maturity	=	$1,000 x index performance factor of the worst performing underlying index
	=	$1,000 x (850 / 1,700) = $500
	=	$500

In example 3, the index closing values of the RTY Index, the INDU Index and the NDX Index are all below the respective downside threshold levels on one or more index business days during the term of the securities. Therefore, a trigger event has occurred, and investors are exposed to the downside performance of the worst performing underlying index at maturity. Because the final index value of one or more of the underlying indices are below the respective coupon barrier levels, investors do not receive the contingent monthly coupon with respect to the final observation date. The payment at maturity is an amount equal to the stated principal amount times the index performance factor of the worst performing underlying index.

If a trigger event occurs on any index business day during the term of the securities, investors will have full downside exposure to the worst performing underlying index at maturity. Under these circumstances, if the final index value of any underlying index is less than its respective initial index value, investors will lose some or all of their investment in the securities.

Russell 2000® Index Historical Performance

The following graph sets forth the daily index closing values of the Russell 2000® Index for each quarter in the period from January 1, 2014 through May 31, 2019. You should not take the historical values of the Russell 2000® Index as an indication of its future performance, and no assurance can be given as to the index closing value of the Russell 2000® Index on any day.

Russell 2000® Index Daily Index Closing Values January 1, 2014 to May 31, 2019

Dow Jones Industrial AverageSM Index Historical Performance

The following graph sets forth the daily index closing values of the INDU Index for each quarter in the period from January 1, 2014 through May 31, 2019. You should not take the historical values of the Dow Jones Industrial AverageSM as an indication of its future performance, and no assurance can be given as to the index closing value of the Dow Jones Industrial AverageSM on any day.

Dow Jones Industrial AverageSM Index Daily Index Closing Values January 1, 2014 to May 31, 2019

NASDAQ-100 Index® Index Historical Performance

The following graph sets forth the daily index closing values of the NASDAQ-100 Index® for each quarter in the period from January 1, 2014 through May 31, 2019. You should not take the historical values of the NASDAQ-100 Index® as an indication of its future performance, and no assurance can be given as to the index closing value of the NASDAQ-100 Index® on any day.

NASDAQ-100 Index® Daily Index Closing Values January 1, 2014 to May 31, 2019